As submitted to the Securities and Exchange Commission on October 15, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 9, 2020

(Date of earliest event reported)

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152

(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address of principal executive offices and telephone number of issuer)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

On October 9, 2020, StreetShares, Inc. (the “Company”) entered into agreements to issue Preferred Stock, as follows:

Title of Securities Issued	Total Amount of Securities Issued	Amount Issued to Affiliates of Directors[1]	Aggregate Consideration	Price per Share
Series B-3 Preferred Stock[2]	1,918,551	N/A	$1,112,447.27	$0.579836
Series B-4 Preferred Stock[2]	1,922,876	1,922,876	$1,114,953.22	$0.579836
Series B-5 Preferred Stock[2]	10,806,041	10,806,041	$6,265,732.23	$0.579836
Series B-6 Preferred Stock[3]	3,345,772	N/A	$2,425,000.00	$0.724795

[1]	Series B-4 and B-5 Preferred Stock were issued to affiliates of directors of the Company. None of the securities were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer.

[2]	Series B-3, B-4, and B-5 Preferred Stock was converted from convertible promissory notes issued by the Company between August 16, 2019 and May 27, 2020.

[3]	Series B-6 Preferred Stock total includes 150,066 Non-Voting Shares.

The foregoing securities are exempt from the registration requirements of the Securities Act under the “safe harbor” provided in Rule 506(b) of Section 4(a)(2) of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 15th day of October 2020.

STREETSHARES, INC.

By:	/s/ Lauren Friend McKelvey
Name:	Lauren Friend McKelvey
Title:	General Counsel and Chief Compliance Officer